(An exploration stage company)
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Three and Nine Months Ended September 30, 2019 and 2018
UNAUDITED

Auryn Resources Inc.
Condensed Consolidated Interim Statements of Financial Position

Unaudited (Expressed in thousands of Canadian dollars)
	As at September 30,	As at December 31,
	2019	2018

Assets

Current assets:
Cash	$3,109	$1,653
Marketable securities	226	186
Amounts receivable	143	57
Prepaid expenses and deposits	867	717

	4,345	2,613

Non-current assets:
Restricted cash and cash equivalents	115	115
Prepaid expenses and deposits	162	198
Mineral property interests (note 3(d))	40,041	39,072
Equipment	1,335	1,525
	41,653	40,910
Total assets	$45,998	$43,523

Liabilities and Equity

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$1,695	$836
Flow-through share premium liability (note 4)	31	317
Bridge loan (note 5)	2,807	-

	4,533	1,153

Non-current liabilities:
Provision for site reclamation and closure (note 6)	2,157	1,891
Total liabilities	$6,690	$3,044

Equity:
Share capital	$129,297	$121,988
Share option and warrant reserve	9,467	6,937
Accumulated other comprehensive income	104	225
Deficit	(99,560)	(88,671)

Total equity	$39,308	$40,479

Total liabilities and equity	$45,998	$43,523

Nature of operations (note 1)

Approved on behalf of the Board of Directors:

"Shawn Wallace"	"Steve Cook"
Chief Executive Officer	Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)
	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Operating expenses
Exploration and evaluation costs (note 7)	$3,335	$7,821	$6,535	$13,384
Fees, salaries and other employee benefits	839	596	3,240	1,897
Insurance	76	73	229	234
Legal and professional fees	58	78	230	216
Marketing and investor relations	214	279	906	1,022
Office and administration	85	95	338	313
Regulatory, transfer agent and shareholder information	38	49	182	189
	4,645	8,991	11,660	17,255

Other expenses (income):
Project investigation costs	18	34	104	91
Accretion of provision for site reclamation and closure	10	9	32	28
Interest and other income	(14)	(31)	(34)	(77)
Finance expense related to bridge loan (note 5)	26	–	26	–
Amortization of flow-through share premium	(733)	(1,621)	(843)	(2,236)
Loss (gain) on marketable securities	13	95	(40)	253
Foreign exchange loss	7	11	38	9
	(673)	(1,503)	(717)	(1,932)

Net loss before income taxes	3,972	7,488	10,943	15,323

Deferred income tax recovery	(54)	–	(54)	–
		#REF!
Loss for the period	$3,918	$7,488	$10,889	$15,323

Other comprehensive (income) loss, net of tax
Items that may be reclassified subsequently to profit or loss:
Unrealized currency (gain) loss on translation of foreign operations	(47)	57	121	(100)

Other comprehensive (income) loss for the period	(47)	57	121	(100)

Total comprehensive loss for the period	$3,871	$7,545	$11,010	$15,223

Basic and diluted loss per share (note 13)	$0.04	$0.08	$0.12	$0.18

Basic and diluted weighted average number of shares outstanding (note 13)	95,101,241	88,304,840	93,545,909	84,552,131

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.
Condensed Consolidated Interim Statements of Equity

Unaudited (Expressed in thousands of Canadian dollars, except share amounts)
				Accumulated other
	Number of		Share option and	comprehensive
	common shares	Share capital	warrant reserve	income (loss)	Deficit	Total

Balance at December 31, 2017	78,746,230	$105,870	$6,046	$(60)	$(70,997)	$40,859

Comprehensive income (loss) for the period	–	–	–	100	(15,323)	(15,223)
Shares issued pursuant to offering, net of share issue
costs and flow-through liability	11,406,586	15,732	–	–	–	15,732
Share options exercised (note 8 (b) vi)	70,000	70	(35)			35
Warrants exercised (note 8 (b) vii)	15,000	33	(12)	–	–	21
Share-based compensation (note 9 (a))	–	–	832	–	–	832

Balance at September 30, 2018	90,237,816	$121,705	$6,831	$40	$(86,320)	$42,256

Balance at December 31, 2018	90,387,816	$121,988	$6,937	$225	$(88,671)	$40,479

Comprehensive loss for the period	–	–	–	(121)	(10,889)	(11,010)
Shares issued pursuant to offerings, net of share issue
costs and flow-through liability	3,917,709	6,350	–	–	–	6,350
Share options exercised (note 8 (b) iii)	876,875	959	(457)			502
Fair value of warrants issued, net of tax (note 5)			144			144
Share-based compensation (note 9 (a))	–	–	2,843	–	–	2,843

Balance at September 30, 2019	95,182,400	$129,297	$9,467	$104	$(99,560)	$39,308

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows

Unaudited (Expressed in thousands of Canadian dollars)
	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Cash (used in) provided by:

Operating activities:
Loss for the period	$(3,918)	$(7,488)	$(10,889)	$(15,323)
Items not involving cash:
Interest income	(14)	(31)	(34)	(77)
Accretion of provision for site reclamation and closure	10	9	32	28
Finance expense related to bridge loan (note 5)	26	–	26	–
Loss (gain) on marketable securities	13	95	(40)	253
Amortization of flow-through share premium	(733)	(1,621)	(843)	(2,236)
Unrealized foreign exchange loss (gain)	–	(50)	(3)	8
Share-based compensation (note 9(a))	744	393	2,843	832
Depreciation of fixed assets	62	66	189	195
Deferred income tax recovery	(54)	–	(54)	–
Changes in non-cash working capital:
Amounts receivable	(52)	(183)	(85)	347
Prepaid expenses and deposits	(119)	30	(121)	91
Accounts payable and accrued liabilities	623	1,491	784	1,498
Cash used in operating activities	(3,412)	(7,289)	(8,195)	(14,384)

Investing activities:
Interest received	14	31	34	77
Purchase of equipment	–	(49)	–	(109)
Mineral property acquisition costs	(480)	(77)	(842)	(1,104)
Increase in reclamation bond	–	–	–	(53)
Cash used in investing activities	(466)	(95)	(808)	(1,189)

Financing activities:
Proceeds from issuance of common shares,
net of cash share issuance costs	1,863	6,931	6,983	18,221
Proceeds from bridge loan, net of transactions costs (note 5)	2,979	–	2,979	–
Proceeds from share option and warrant exercises (note 8(b))	17	–	502	56
Cash provided by financing activities	4,859	6,931	10,464	18,277

Effect of foreign exchange rate changes on cash	2	46	(5)	15

Increase (decrease) in cash	983	(407)	1,456	2,719

Cash, beginning of the period	2,126	5,600	1,653	2,474

Cash, end of the period	$3,109	$5,193	$3,109	$5,193

Supplemental cash flow information (note 11)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

1.
Nature of operations

Auryn Resources Inc. (the “Company” or “Auryn”) was incorporated on June 9, 2008, under the British Columbia Business Corporations Act. The head office and principal address of Auryn is located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

The Company trades on the Toronto Stock Exchange under the symbol AUG.TO, and on the NYSE-American under the symbol AUG. The Company’s principal business activity is the acquisition, exploration and development of resource properties in Canada and Peru.

The Company, through its wholly owned subsidiaries, owns the mineral concessions comprising the Committee Bay and Gibson MacQuoid mineral properties both located in Nunavut, Canada (note 3 (b)), as well as the Homestake Ridge Project in northwestern British Columbia, Canada (note 3 (c)). The Company has also secured rights to various mining concessions in southern Peru (note 3 (a)) which include the Sombrero, Curibaya and Huilacollo projects.

As a company focused on the acquisition, exploration and development of mineral properties, Auryn does not generate revenues and thus finances its activities through equity and debt financings. The Company has not yet determined whether its properties contain economically recoverable ore reserves. The Company’s mineral property interests recorded on its statement of financial position reflect historical acquisition costs incurred, and while the carrying values are assessed at each reporting period for indicators of impairment, their recoverability is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue exploration and development of these assets, and ultimately on future profitable operations or the sale of such mineral properties.

At September 30, 2019, the Company has a working capital deficit of $188 (December 31, 2018 - working capital of $1,460) and an accumulated deficit of $99,560 (December 31, 2018 - $88,671). During the three and nine months ended September 30, 2019, Auryn incurred losses of $3,918 and $10,889, respectively (three and nine months ended September 30, 2018 - $7,488 and $15,323, respectively) and expects to continue to incur operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration and development of its mineral properties. As at September 30, 2019, the second $3,000 tranche of the Bridge Loan (see note 5) remains available to the Company; however, the ability to continue as a going concern remains dependent upon its ability to obtain the financing necessary to continue to fund its mineral properties through the issuance of capital stock, the realization of future profitable production and/or proceeds from the disposition of its mineral interests. These conditions create a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Management plans to continue to secure the necessary financing through a combination of equity financing and/or disposition of mineral properties and may elect to draw on the second tranche of the Bridge Loan if necessary in the short term as there is no assurance that other forms of financing will be successful. These interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. These interim condensed consolidated financial statements do not give effect to adjustments to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

2.
Basis of presentation

(a)
Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2018 except as follows:

●
Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset during the term of the lease. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company has made the following elections under IFRS 16:

●
to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight-line basis for short term leases (lease term of 12 months or less) and low value assets; and

●
to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term leases.

The adoption of IFRS 16 did not have a material impact on the Company’s financial statements. Due to the seasonality of the Company’s exploration programs, its exploration and other contracts are short-term in nature and therefore are exempt from the recognition provisions of IFRS 16.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018, which were filed under the Company’s profile on SEDAR at www.sedar.com.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on November 12, 2019.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

2.
Basis of presentation (continued)

(b)
Basis of preparation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities that have been measured at fair value. The presentation currency is the Canadian dollar; therefore, all amounts, with the exception of per share amounts, are presented in thousands of Canadian dollars unless otherwise noted.

These condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the Company’s returns.

Subsidiary	Place of incorporation	Functional Currency	Beneficial Interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Corisur Peru, S.A.C. (“Corisur”)	Peru	USD	100%
Sombrero Minerales, S.A.C. (“Sombrero”)	Peru	USD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%

All intercompany balances and transactions have been eliminated.

(c)
Critical accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the condensed consolidated interim financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates. The Company’s critical accounting judgments and estimates were presented in note 2 of the audited annual consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of these condensed consolidated interim financial statements. No new estimates and judgements were applied for the periods ended September 30, 2019 and 2018 except as discussed below:

i.
Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Upon initial recognition of the Bridge Loan (note 5), management had to estimate the Company’s effective interest rate which was needed in order to fair value the debt component and determine the residual amount to be allocated to the warrants.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

3.
Mineral property interests

(a)
Peruvian exploration projects

Sombrero

The Sombrero copper-gold project, located in southern Peru, covers approximately 130,000 hectares acquired through a combination of staking and option agreements which are outlined below:

i.
Alturas Option

On June 28, 2016, the Company entered into an option agreement (the “Alturas Option”) with Alturas Minerals Corp (“Alturas”) to acquire an 80% or 100% interest in the Sombrero concessions held by Alturas. In order to exercise the Alturas Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period. As of September 30, 2019, the Company has incurred US$1.7 million in work expenditures and made cash payments totalling US$0.2 million to Alturas. Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a 80:20 Joint Venture. For a period of one year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the Alturas 20% interest for US$5.0 million.

ii.
Mollecruz Option

On June 22, 2018 the Company entered an option agreement (the “Mollecruz Option”) giving the Company the right to acquire a 100% interest in the Mollecruz concessions which are located in the northern area of the Sombrero project. Under the Mollecruz Option, the Company may acquire a 100% interest, subject to a 0.5% Net Smelter Royalty (“NSR”), through a combination of work expenditures and cash payments as detailed below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (June 22, 2018)	Completed	50	-
June 22, 2019*	Deferred*	50	150
June 22, 2020*		100	150
June 22, 2021*		200	500
June 22, 2022*		300	700
June 22, 2023*		900	1,500
Total		1,600	3,000

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

* Effective May 20, 2019, the Company formally declared the existence of a force majeure event under the Mollecruz Option thereby deferring the Company’s obligation to make the June 22, 2019 property payment and any subsequent property payments and work expenditures for a maximum of 24 months from the declaration date. To date, the Company has not been able to reach an access agreement with the local community in order to commence work in the region but has continued to have open communications with the community and continues to negotiate in good faith to obtain access to the property.

iii.
Aceros Option

On December 13, 2018, the Company entered a series of agreements (the “Aceros Option”) with Corporacion Aceros Arequipa S.A. (“Aceros”) giving the Company the right to option three key mineral concessions located within the Company’s Sombrero project. If the Aceros Option is exercised, a joint venture would be formed in which the Company would hold an 80% interest (Aceros – 20%). The joint venture would combine the 530 hectare Aceros concessions plus 4,600 hectares of Auryn’s Sombrero land position. Below is a schedule of work expenditures and cash payments required under the agreement of which US$0.3 million in work expenditures has been completed to date.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (December 13, 2018)	Completed	140	-
December 13, 2019		60	150
December 13, 2020		250	500
December 13, 2021		350	1,500
December 13, 2022		-	3,000
Total		800	5,150
3.
Mineral property interests (continued)

(a)
Peruvian exploration projects (continued)

Curibaya

On August 2, 2019, the Company acquired the rights to the Sambalay and Salvador mineral concessions adjacent to its wholly owned Curibaya property in southern Peru. Collectively, the Curibaya project now covers approximately 11,000 hectares and is located 53 km from the provincial capital, Tacna, and 11km from the regional Incapuquio fault.

Under the terms of the mining concession transfer agreement with Wild Acre Metals (Peru) S.A.C., the Company paid US$250,000 on transfer of the concessions in favour of Corisur. The Sambalay concessions are subject to a combined 3% NSR royalty, 0.5% of which is buyable for US$1.0 million. The Salvador concessions are subject to a 2% NSR royalty and a US$2.0 million production payment, payable at the time a production decision is made, and to secure payment of such consideration a legal mortgage is recorded in the registry files of the Salvador concessions.

Huilacollo

On June 2, 2016, the Company acquired the rights to the Huilacollo epithermal property in the Tacna province of southern Peru, which is comprised of 2,000 hectares of intense hydrothermal alteration. The rights were acquired through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest (subject to a 1.5% NSR on precious metals buyable for US$2.5 million and a 2.5% NSR on base metals buyable for US$7.0 million) through a combination of work expenditures and cash payments as outlined in the table below. As of May 11, 2019, the Company had completed US$4.5 million of work expenditures under the Huilacollo Option and thus did not satisfy the accumulated work expenditure requirement of US$5.0 million at that date. As permitted by the Huilacollo Option, the Company instead made a cash payment of US$0.3 million equal to 50% of the shortfall at the due date to keep the option in good standing.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (May 11, 2016)	Completed	250	-
May 11, 2018	Completed	500	2,000
May 11, 2019	Completed	-	3,000
May 11, 2020		250	-
May 11, 2021		250	2,000
May 11, 2022		7,500	-
Total		8,750	7,000

During 2017, the Company acquired the rights to certain mineral claims adjacent to the Huilacollo property known as Andamarca claims and Tacora claims. Under the terms of the acquisition agreements, the Company paid US$0.65 million on transfer of the concessions in favour of Corisur. The Andamarca concession is subject to a 1.5% NSR of which 50% is buyable for US$2.5 million and the Tacora concession is subject to a 0.5% NSR of which 50% is buyable for US$0.5 million.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

3.
Mineral property interests (continued)

(a)
Peruvian exploration projects (continued)

Baños del Indio

On September 26, 2016, the Company announced it had entered into an option agreement (the “Baños Option”) with a local Peruvian company, Exploandes S.A.C to earn a 100% interest in the Baños del Indio gold project located in the Tacna province of southern Peru, just 10 km to the north of the Company’s Huilacollo project.

Under the Baños Option, the Company may acquire a 100% interest, subject to a 3.0% NSR (50% being buyable for US$ 6.0 million), through a combination of work expenditures and cash payments as detailed in the table below.

Due Dates	Payment & Work Expenditure Status	Property Payments (in ‘000 US$)	Work Expenditures (in ‘000 US$)
Effective Date (September 22, 2016)	Completed	100	-
September 22, 2017	Completed	100	-
September 22, 2018*	Deferred*	100	200
September 22, 2019*		200	250
September 22, 2020*		150	1,000
September 22, 2021*		2,500	2,000
Total		3,150	3,450

* Effective September 7, 2018, the Company declared the existence of a force majeure event under the Baños del Indio option thereby deferring the Company’s obligation to make the September 22, 2018 property payment and any subsequent property payments and work expenditures for a maximum of 24 months from the date of declaration. Despite the Company acting in good faith in its negotiations with the community, the Company, to date, has been unable to reach an access agreement in order to initiate its exploration program on the Baños properties.

(b)
Nunavut exploration projects

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 300,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill Province of Nunavut. The Committee Bay project is subject to a 1% NSR on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid greenstone belt in Nunavut, Canada and staked additional claims in June 2019. The permits and claims, which are located between the Meliadine deposit and Meadowbank mine, cover approximately 120 km of strike length of the prospective greenstone belt and total 375,000 hectares collectively.

(c) Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project subject to various royalty interests held by third parties not exceeding 2%. The project covers approximately 7,500 hectares and is located in the Kitsault Mineral district in north western British Columbia.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

3.
Mineral property interests (continued)

 (d) Costs capitalized as mineral property interests:

The following is a continuity of the Company’s mineral property acquisition costs:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Balance at December 31, 2017	$18,681	$16,060	$2,517	$37,258
Additions	-	-	1,392	1,392
Change in estimate of provision for site reclamation and closure (note 6)	190	-	-	190
Currency translation adjustment	-	-	232	232
Balance at December 31, 2018	$18,871	$16,060	$4,141	$39,072
Additions	11	-	831	842
Change in estimate of provision for site reclamation and closure (note 6)	234	-	-	234
Currency translation adjustment	-	-	(107)	(107)
Balance at September 30, 2019	$19,116	$16,060	$4,865	$40,041

4.
Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date, as tax deductions generated by the eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced.

On July 11, 2019, the Company completed a non-brokered private placement (the “July 2019 Flow-Through Offering”) for gross proceeds of $1,900 through the issuance of 633,334 flow-through shares (the “2019 Flow-Through Shares”) at a price of $3.00 per share (note 8(i)). The 2019 Flow-Through Shares were issued at a premium of $0.88 per share.

As at September 30, 2019, the Company has a flow-through share premium liability of $31 (December 31, 2018 - $317) which relates to funds remaining from the non-brokered flow-through private placement completed on July 11, 2019.

Below is a summary of the 2018 and 2019 flow-through financings and the related flow-through share premium liability generated by each financing:

	Shares issued	Flow-through share price	Premium per flow-through share	Flow-through premium liability
March 23, 2018*	1,091,826	$2.35	$0.67	$737
August 16, 2018	4,299,375	$1.60 - $1.87	$0.30 - $0.57	1,742
Total 2018	5,391,201			$2,479
July 11, 2019	633,334	$3.00	$0.88	$557

* Note that the March 23, 2018 flow-through shares were priced in USD with a flow-through price per share of US$1.82 and a flow-through premium of US$0.52 per share.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

4. Flow-through share premium liability (continued)

The following table is a continuity of the flow-through share funding and expenditures along with the corresponding impact on the flow-through share premium liability:

	Flow-through funding and expenditures
	BC	Nunavut	Total	Flow-through premium liability
Balance at December 31, 2017	$693	$-	$693	$185
Flow-through funds raised	1,870	8,023	9,893	2,479
Flow-through eligible expenditures	(1,826)	(7,590)	(9,416)	(2,347)
Balance at December 31, 2018	$737	$433	$1,170	$317
Flow-through funds raised	-	1,900	1,900	557
Flow-through eligible expenditures	(737)	(2,227)	(2,964)	(843)
Balance at September 30, 2019	$-	$106	$106	$31

5.
Bridge Loan

On September 12, 2019, the Company entered a bridge loan facility (the “Bridge Loan”) for up to $6,000 with a private lender (the “Lender”). The Bridge Loan consists of two tranches of $3,000, with the first having been received and the second being conditional upon the mutual agreement of the parties. The Bridge Loan bears interest at 10%, payable annually or on repayment of the principal, and has a term of one year from the date of advancement (the “Maturity Date”), however, can be repaid without penalty at any time after 90 days of advancement at the discretion of the Company. The Bridge Loan is secured by a first charge general security agreement over all of the Company’s present and future assets.

In connection with the Bridge Loan, the Company issued 500,000 bonus warrants to the Lender which have a term of three years from the date of issue. Each warrant is exercisable into one common share of the Company at a price of $2.00 per common share but cannot be exercised until after the Maturity Date.

The Bridge Loan has been identified as a compound instrument with separate components, being the debt and the warrants, which have been classified as a financial liability and an equity instrument, respectively.

On initial recognition, the proceeds from the Bridge Loan were allocated between the debt and equity components by first determining the fair value of the debt, discounted at an effective interest rate of 18%, and allocating the residual value, net of deferred taxes, to the equity component. Transaction costs of $21, were allocated proportionately to the debt and equity components.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

The following table reflects the carrying values of the liability and equity components on initial recognition:

	Liability Component	Equity Component	Total

Loan advance received	$2,801	$199	$3,000
Transaction costs	(20)	(1)	(21)
Deferred tax impact	-	(54)	(54)
Impact on statement of financial position	$2,781	$144	$2,925

As at September 30, 2019 the Bridge Loan has an amortized cost of $2,807 and the Company has recognized a finance expense of $26 through the condensed consolidated statement of loss for the three and nine month periods then ended.

The following table is a continuity of the Bridge Loan after initial recognition:

Net proceeds from Bridge Loan	$2,781
Finance expense	26
Closing balance at September 30, 2019	$2,807

6.
Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay property. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The key assumptions on which the present value of the future estimated cash flows is based are:

●
Undiscounted cash flow for site reclamation of $2,621 (December 31, 2018 - $2,545)
●
Expected timing of future cash flows is based on mining leases expiration, which is between 2026 and 2035
●
Annual inflation rate 2% (December 31, 2018 - 2%)
●
Risk-free interest rate 1.53% (December 31, 2018 - 2.41%)

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

The present value of the liability for the site reclamation and closure provision at Committee Bay project is as follows:

	September 30, 2019	December 31, 2018

Opening balance	$1,891	$1,662
Accretion	32	39
Change in estimate	234	190
Closing balance	$2,157	$1,891

7.
Exploration and evaluation costs

For the three months ended September 30, 2019, the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$134	$32	$17	$183
Exploration Drilling	232	-	-	232
Camp cost, equipment and field supplies	141	126	59	326
Geological consulting services	113	67	59	239
Geophysical analysis	143	169	-	312
Permitting, environmental and community costs	43	5	196	244
Expediting and mobilization	90	24	5	119
Salaries and wages	387	83	67	537
Fuel and consumables	29	40	5	74
Aircraft and travel	638	182	18	838
Share based compensation	80	38	113	231
Total for the three months ended September 30, 2019	$2,030	766	$539	$3,335

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

7.
Exploration and evaluation costs (continued)

For the three months ended September 30, 2018, the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$501	$67	$44	$612
Exploration drilling	1,124	390	-	1,514
Camp cost, equipment and field supplies	350	206	193	749
Geological consulting services	317	52	346	715
Geophysical analysis	-	-	111	111
Permitting, environmental and community costs	102	8	95	205
Expediting and mobilization	145	55	8	208
Salaries and wages	773	164	31	968
Fuel and consumables	94	66	6	166
Aircraft and travel	1,956	460	33	2,449
Share based compensation	56	26	42	124
Total for the three months ended September 30, 2018	$5,418	$1,494	$909	$7,821

For the nine months ended September 30, 2019, the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$154	$43	$66	263
Exploration drilling	353	-	-	353
Camp cost, equipment and field supplies	273	136	223	632
Geological consulting services	144	79	479	702
Geophysical analysis	143	169	-	312
Permitting, environmental and community costs	52	9	1,069	1,130
Expediting and mobilization	102	26	24	152
Salaries and wages	576	146	299	1,021
Fuel and consumables	36	40	20	96
Aircraft and travel	701	186	91	978
Share based compensation	201	100	595	896
Total for the nine months ended September 30, 2019	$2,735	$934	$2,866	$6,535

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

7.
Exploration and evaluation costs (continued)

For the nine months ended September 30, 2018, the Company’s exploration and evaluation costs are broken down as follows:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Assaying	$605	$94	$145	$844
Exploration drilling	1,252	390	307	1,949
Camp cost, equipment and field supplies	706	258	709	1,673
Geological consulting services	444	192	802	1,438
Geophysical analysis	-	-	212	212
Permitting, environmental and community costs	247	62	776	1,085
Expediting and mobilization	222	96	27	345
Salaries and wages	1,337	296	275	1,908
Fuel and consumables	104	66	15	185
Aircraft and travel	2,889	464	98	3,451
Share based compensation	119	36	139	294
Total for the nine months ended September 30, 2018	$7,925	$1,954	$3,505	$13,384

8.
Share capital

(a)
Authorized

Unlimited common shares without par value.

Unlimited preferred shares - nil issued and outstanding.

(b)
Share issuances

Nine months ended September 30, 2019:

i.
On July 11, 2019, the Company completed a non-brokered flow-through private placement. The placement consisted of 633,334 flow-through common shares priced at $3.00 per flow-through share for gross proceeds of $1,900 which were to be used exclusively for exploration on the Committee Bay project.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

Share issue costs related to the flow-through private placement totaled $44. No commissions were paid. A reconciliation of the impact of the July 2019 Flow-Through Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $3.00 per share633,334		$1,900
Cash share issue costs	-	(44)
Proceeds net of share issue costs	633,334	1,856
Flow-through share premium liability	-	(557)
	633,334	$1,299

ii.
On March 27, 2019, the Company completed a non-brokered private placement for gross proceeds of $5,255. The placement consisted of 3,284,375 common shares (the “Shares”) priced at $1.60 per Share (the “March 2019 Offering”). The Shares issued under the March 2019 Offering were subject to a four-month hold period and were not registered in the United States.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

8.
Share capital (continued)

(b)
Share issuances (continued)

Share issue costs related to the 2019 Offering totaled $200, which included $110 in commissions, and $90 in other issuance costs. A reconciliation of the impact of the March 2019 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $1.60 per share	3,284,375	$5,255
Cash share issue costs	-	(200)
Proceeds net of share issue costs	3,284,375	$5,055

iii.
During the nine months ended September 30, 2019, 876,875 shares were issued as a result of share options being exercised with a weighted average exercise price of approximately $0.57 for gross proceeds of $502 and $457 attributed to these share options was transferred from the equity reserves and recorded against share capital.

Nine months ended September 30, 2018:

iv.
On August 16, 2018 the Company completed a non-brokered flow-through private placement (the “August 2018 Offering”) for gross proceeds of $7,331.  The proceeds from the sale of the August 2018 flow-through shares are to be used exclusively for exploration on the Company’s Committee Bay, Gibson MacQuoid and Homestake Ridge projects.

Share issue costs related to the August 2018 Offering totalled $400, which included $350 in commissions, and $50 in other issuance costs. A reconciliation of the impact of the August 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Nunavut flow-through shares issued at $1.60 per share	2,084,375	$3,335
Nunavut charity flow-through shares issued at $1.75 per share	1,215,000	2,126
BC charity flow-through shares issued at $1.87 per share	1,000,000	1,870
Share issue costs	-	(400)
Proceeds net of share issue costs	4,299,375	6,931
Flow-through share premium liability	-	(1,742)
	4,299,375	$5,189

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

v.
On March 23, 2018, the Company closed the “March 2018 Offering” by issuing a total of 6,015,385 common shares of the Company at a price of US$1.30 per share for gross proceeds of US$7.8 million.  The March 2018 Offering was completed pursuant to an underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation and a syndicate of underwriters. The proceeds from the sale of the March 2018 flow-through shares were used exclusively for exploration on the Company’s Committee Bay project.

Share issue costs related to the March 2018 Offering totaled $1,340, which included $756 in commissions, and $584 in other issuance costs. A reconciliation of the impact of the March 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at US$1.30 per share6,015,385		$10,054
Flow-through shares issued at US$1.82 per share	1,091,826	2,561
Share issue costs	-	(1,340)
Proceeds net of share issue costs	7,107,211	11,275
Flow-through share premium liability	-	(737)
	7,107,211	$10,538

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

8.
Share capital (continued)

(b)
Share issuances (continued)

vi.
During the nine months ended September 30, 2018, 70,000 shares were issued as a result of share options being exercised with a weighted average exercise price of $0.51 for gross proceeds of $35 and $35 attributed to these share options was transferred from the equity reserve and recorded against share capital.

vii.
During the nine months ended September 30, 2018, 15,000 shares were issued as a result of share purchase warrants being exercised with a weighted average exercise price of $1.40 for gross proceeds of $21 and $12 attributed to these share purchase warrants was transferred from the share option and warrant reserve and recorded against share capital.

9.
Share option and warrant reserves

(a)
Share-based payments

The Company maintains a Rolling Share Option Plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees and other service providers. The share options vest as to 25% on the date of the grant and 12½% every three months thereafter for a total vesting period of 18 months.

The continuity of the number of share options issued and outstanding is as follows:

	Number of share options	Weighted average exercise price
Outstanding, December 31, 2017	4,810,000	$1.97
Granted	1,775,000	1.42
Exercised	(220,000)	0.91
Expired	(103,750)	2.35
Forfeited	(56,250)	1.60
Outstanding, December 31, 2018	6,205,000	$1.85
Granted	3,065,000	1.92
Exercised	(876,875)	0.57
Expired	(215,000)	2.36
Forfeited	(21,250)	1.80
Outstanding, September 30, 2019	8,156,875	$2.00

As at September 30, 2019, the number of share options outstanding and exercisable was:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Aug 17, 2020	915,000	$1.30	0.88	915,000	$1.30	0.88
June 21, 2021	2,085,000	2.63	1.72	2,085,000	2.63	1.72
Jan 10, 2022	440,000	3.22	2.28	440,000	3.22	2.28
June 20, 2023	776,250	1.42	3.72	683,125	1.42	3.72
June 26, 2023	900,000	1.42	3.74	787,500	1.42	3.74
Feb 7, 2024	200,625	1.36	4.36	95,625	1.36	4.36
Apr 24, 2024	2,770,000	1.96	4.53	1,044,375	1.96	4.53
Aug 21, 2024	70,000	1.82	4.90	17,500	1.82	4.90
	8,156,875	$2.00	3.12	6,068,125	$2.04	2.66

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

9.
Share option and warrant reserves (continued)

(a)
Share-based payments (continued)

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees and other service providers. During the three and nine months ended September 30, 2019 and 2018 the Company recognized share-based compensation expense as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Recognized in net loss:
Included in exploration and evaluation costs	$231	$124	$896	$294
Included in fees, salaries and other employee benefits	504	249	1,900	508
Included in project investigation costs	9	20	47	30
	$744	$393	$2,843	$832

During the three and nine months ended September 30, 2019, the Company granted 70,000 and 3,065,000 share options, respectively, to directors, officers, employees and other service providers. The weighted average fair value per option of these share options was calculated as $0.62 and $1.16, respectively, using the Black-Scholes option valuation model at the grant date.

During the three and nine months ended September 30, 2018, the Company granted nil and 1,775,000 share options to directors, officers, employees and other service providers. The weighted average fair value per option of these share options was calculated as $0.75 using the Black-Scholes option valuation model at the grant date.

The fair value of the share-based options granted during the three and nine months ended September 30, 2019 and 2018 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Risk-free interest rate	1.35%	-	1.60%	1.97%
Expected dividend yield	Nil	-	Nil	Nil
Share price volatility	53%	-	62%	67%
Expected forfeiture rate	0%	-	0%	0%
Expected life in years	3.30	-	4.32	4.36

The risk-free interest rate assumption is based on the Government of Canada benchmark bond yields and treasury bills with a remaining term that approximates the expected life of the share-based options. The expected volatility assumption is based on the historical and implied volatility of the Company’s common shares. The expected forfeiture rate and the expected life in years are based on historical trends.

(b)
Share purchase warrants

On September 12, 2019, the Company issued 500,000 bonus warrants in connection with the Bridge Loan (note 5). The warrants have a term of three years from the date of issue and each warrant is exercisable into one common share of the Company at a price of $2.00 per common share, but cannot be exercised until after the Maturity Date. As the Bridge Loan was identified as a compound instrument with debt and equity components, the fair value of the share purchase warrants was determined as the residual value net of deferred taxes after the fair value of the debt component was determined (note 5).

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

9.
Share option and warrant reserves (continued)

(b)
Share purchase warrants (continued)

The continuity of the number of share purchase warrants is as follows:

	Warrants outstanding	Exercise price
Outstanding, December 31, 2017	27,716	$1.40
Expired	(12,716)	1.40
Exercised	(15,000)	1.40
Outstanding, December 31, 2018	-	$-
Issued	500,000	2.00
Outstanding, September 30, 2019	500,000	$2.00

10.
Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)
Related parties

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Universal Mineral Services Ltd. 1
Exploration and evaluation costs:
Committee Bay and Gibson MacQuoid	$97	$184	$264	$467
Homestake	71	64	124	108
Peru	34	18	163	117
Fees, salaries and other employee benefits	63	59	254	362
Insurance	-	-	-	1
Legal and professional fees	-	-	-	6
Marketing and investor relations	21	23	61	41
Office and administration	65	68	265	239
Project investigation costs	7	-	22	6
Total transactions for the period	$358	$416	$1,153	$1,347
1.
Universal Mineral Services Ltd., (“UMS”) is a private company with certain directors and officers in common. Pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, UMS provides geological, financial and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

The outstanding balance owing at September 30, 2019 was $248 (December 31, 2018 – $262). In addition, the Company had $150 on deposit with UMS as at September 30, 2019 (December 31, 2018 - $150).

(b) Compensation of key management personnel

During the period, compensation to key management personnel, being the Company’s six executives and five non-executive directors, was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Short-term benefits provided to executives	$259	$305	$1,177	$1,312
Directors fees paid to non-executive directors	36	33	119	119
Share-based payments	440	229	1,908	455
	$735	$567	$3,204	$1,886
11. Supplemental cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Increase (decrease) in cash related to:
Mineral property acquisition and deferred acquisition costs in accounts payable	$(11)	$10	$-	$10
Share issue costs reclassified from deferred financing costs	-	-	-	10
Share issue costs in accounts payable	76	-	76	-

12. Segmented information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral resource properties.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

Geographic segmentation of non-current assets is as follows:

September 30, 2019	Canada	Peru	Total

Restricted cash and cash equivalents	$115	$-	$115
Prepaid expenses and deposits, non-current	-	162	162
Equipment, net	1,258	77	1,335
Mineral property interests	35,176	4,865	40,041
	$36,549	$5,104	$41,653

December 31, 2018	Canada	Peru	Total

Restricted cash and cash equivalents	$115	$-	$115
Prepaid expenses and deposits, non-current	-	198	198
Equipment, net	1,428	97	1,525
Mineral property interests	34,931	4,141	39,072
	$36,474	$4,436	$40,910

13. Loss per share

	Three months ended September 30,		Nine months ended September 30
	2019	2018	2019	2018
Net loss	$3,918	$7,488	$10,889	$15,323
Weighted average number of shares outstanding	95,101,241	85,304,840	93,545,909	84,552,131
Basic and diluted loss per share	$0.04	$0.08	$0.12	$0.18

All of the outstanding share options and share purchase warrants at September 30, 2019 and 2018 were anti-dilutive for the periods then ended as the Company was in a loss position.

Auryn Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
Unaudited (Expressed in thousands of Canadian dollars, except per share amounts)

Three and nine months ended September 30, 2019 and 2018

14.
Financial instruments

The Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, accounts payable and accrued liabilities, and the Bridge Loan. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

As at September 30, 2019 and December 31, 2018 the only financial instruments measured at fair value were the Company’s marketable securities, which were classified under level 1 of the fair value hierarchy. The Bridge Loan, on initial recognition, was measured at fair value under level 2 of the fair value hierarchy and was subsequently measured at amortized cost. No transfer occurred between the levels during the period.

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk. As at September 30, 2019 the primary risks were as follows:

Liquidity risk

This is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. As at September 30, 2019, the Company has a working capital deficit of $188 and will require additional capital to satisfy its current obligations (note 1).

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

(i)
Foreign currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). As at September 30, 2019 and December 31, 2018 the Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars as follows:

	September 30, 2019	December 31, 2018

Financial assets denominated in foreign currencies	$87	$89
Financial liabilities denominated in foreign currencies	(102)	(57)
Net exposure	$(15)	$32

A 10% increase or decrease in the US dollar exchange rate would not have a material impact on the Company’s net loss.

(ii) Other price risk

Other price risk is the risk arising from the effect of changes in market conditions on the Company’s marketable securities. The Company is exposed to other price risk through its investment in Bravada Gold Corporation (“BVA”), which is listed on the TSX Venture Exchange.

A 10% increase or decrease in the BVA share price would not have a material impact on the Company’s net loss.